INMET

MINING

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Canada M5H 2S8

Tel: (1) 416-361-6400
Fax: (1) 416-368-4692
www.inmetmining.com

FOR IMMEDIATE RELEASE
FEBRUARY 5, 2002
All amounts are in Canadian dollars, unless otherwise stated.

INMET MINING ANNOUNCES SIGNIFICANTLY HIGHER FOURTH QUARTER RESULTS

Toronto, Canada - Inmet Mining Corporation reported net income in the fourth quarter of 2001 of $19.9 million, or $0.54 per share, compared to net income of $1.2 million, or $0.01 per share in the fourth quarter of 2000. Included in fourth quarter earnings in 2001 is a $15 million reduction in Inmet's provision for reclamation costs, which reflects the substantial reduction in future estimated spending at its closed mine properties.

In spite of lower metal prices, earnings from operations were higher in the quarter due to a significant increase in metal production and sales volumes. Reduced spending on corporate development and exploration and general and administration costs also added to the improved fourth quarter earnings in 2001 relative to 2000. In the quarter, a gain of $4.4 million was recorded in other income, resulting from receipt of an amount owing from Compania Minera Antamina S.A. Other income in the fourth quarter of 2000 includes a $4.7 million gain from asset sales.

(in thousands except per share figures)	**Fourth Quarter**		**Year Ended**	
	2001	2000	**2001**	2000
Operations' Earnings				
Çayeli	**$1,733**	$2,241	**$6,611**	$19,275
Troilus	**3,096**	145	**9,660**	6,186
Ok Tedi	**-**	-	**-**	(263)
	4,829	2,386	**16,271**	25,198
Corporate development and exploration	**(1,693)**	(2,823)	**(4,904)**	(9,635)
General and administration	**(1,300)**	(2,646)	**(4,485)**	(6,919)
Interest and other income	**4,127**	4,646	**1,719**	5,684
Capital taxes	**203**	(214)	**(205)**	(856)
Income taxes	**(1,217)**	(161)	**(4,514)**	(5,035)
Reduction in provision for reclamation costs	**15,000**	-	**15,000**	-
Net income	**$19,949**	$1,188	**$18,882**	$8,437
Net income per share	**$ 0.54**	$ 0.01	**$ 0.44**	$ 0.14
Weighted average shares outstanding (000's)	**35,276**	36,903	**35,326**	37,825

dw 2/26

An international metal mining corporation

For the full year, earnings before the reduction in the reclamation provision were $3.9 million in 2001, compared to $8.4 million in 2000 due to the substantial decline in metal prices in 2001 compared to 2000. Earnings were positively impacted in the year due to a significant increase in gold production at Troilus, as well as reduced spending on corporate development and exploration and general and administration costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES

Sales by operation, metal and volume were as follows for the quarter and year ended December 31:

	Fourth Quarter		Year Ended	
	2001	2000	**2001**	2000
Net sales by operation (*thousands*):				
Çayeli [(1)]	**$6,855**	$6,453	**$28,402**	$41,743
Troilus	**21,120**	14,864	**78,357**	62,197
	$27,975	$21,317	**$106,759**	$103,940
Net sales by metal (*thousands*):				
Copper	**$6,661**	$6,411	**$30,348**	$36,131
Gold	**19,129**	12,701	**69,334**	54,826
Zinc	**1,762**	1,895	**5,327**	11,047
Other	**423**	310	**1,750**	1,936
	$27,975	$21,317	**$106,759**	$103,940
Sales by metal volume:				
Copper (tonnes)	**5,600**	3,700	**23,400**	20,800
Gold (ounces)	**43,700**	28,600	**158,300**	124,000
Zinc (tonnes)	**4,100**	3,300	**11,000**	15,300

(1) Inmet's 49 per cent joint venture interest.

Average sales prices realized are summarized as follows:

	Fourth Quarter		Year Ended	
	2001	2000	**2001**	2000
Copper (U.S.$/lb)	**U.S.$0.63**	U.S.$0.84	**U.S.$0.68**	U.S.$0.83
Zinc (U.S.$/lb)	**U.S.$0.34**	U.S.$0.45	**U.S.$0.37**	U.S.$0.51
Gold (U.S.$/ounce)	**U.S.$292**	U.S.$296	**U.S.$296**	U.S.$307

Net sales increased in the fourth quarter of 2001 compared to the same quarter in 2000 predominantly as a result of a 53 per cent increase in gold sales at Troilus. Çayeli sales increased in the fourth quarter of 2001, compared to the fourth quarter of 2000, due to higher volumes offset in part by lower metal prices.

For the year ended December 31, 2001, net sales increased compared to 2000 as a result of higher volumes sold at Troilus, offset by lower metal prices. The impact of lower metal prices in 2001 resulted in a $14 million decrease in revenues compared to 2000. Higher sales volumes at Troilus contributed an additional $19 million in revenue.

Effective in the fourth quarter of 2001, Inmet changed its accounting policy with respect to revenue recognition. Revenue is now recognized when title passes, in accordance with evolving practice. Prior to this change revenue was recognized at the time of production. The impact of this accounting change has been retroactively applied.

Summary of Operations

Çayeli

(100 per cent of production)		Fourth Quarter		Year Ended	
		2001	2000	**2001**	2000
Ore milled (000's of tonnes)		**268**	180	**816**	861
Grades:	Copper	**4.5%**	5.3%	**4.6%**	4.9%
	Zinc	**4.7%**	4.3%	**4.5%**	4.5%
Recoveries:	Copper	**83%**	89%	**88%**	89%
	Zinc	**66%**	65%	**69%**	68%
Production:	Copper (tonnes)	**10,100**	8,800	**33,000**	37,400
	Zinc (tonnes)	**8,200**	5,300	**25,300**	26,000
Metal prices:	Copper (U.S.$/lb)	**U.S.$0.63**	U.S.$0.84	**U.S.$0.68**	U.S.$0.83
	Zinc (U.S.$/lb)	**U.S.$0.34**	U.S.$0.45	**U.S.$0.37**	U.S.$0.51
Cash costs	(per pound/copper)	**U.S.$0.53**	U.S.$0.44	**U.S.$0.47**	U.S.$0.43
Total costs	(per pound/copper)	**U.S.$0.56**	U.S.$0.50	**U.S.$0.51**	U.S.$0.48

Çayeli's mill throughput rate in the year has been consistently higher than the target of one million tonnes per annum. Mill production was impacted as a result of a labour strike, which commenced December 7, 2000 and ended March 17, 2001. The changes in both copper and zinc grades were in line with the mine plan. Zinc grades are expected to increase in 2002 as Çayeli starts to mine the higher grade north zone.

Çayeli's unit costs in the quarter were U.S.$0.53 per pound compared to U.S.$0.44 per pound for the same period last year due to higher mining costs.

Construction commenced on the new tailings pipeline in December 2001. The installation and commissioning of the 3,000 metre long pipeline is scheduled to be completed in the summer of 2002 at a capital cost of approximately U.S.$5.0 million. In 2001, costs of U.S.$1.8 million were incurred.

Troilus

(100 per cent of production)	**Fourth Quarter**		**Year Ended**	
	2001	2000	**2001**	2000
Ore milled (000's of tonnes)	**1,437**	1,279	**5,488**	5,135
Strip ratio	**2.2**	2.6	**1.9**	3.1
Grade (grams per tonne)	**1.2**	0.9	**1.1**	0.9
Recoveries	**83%**	80%	**84%**	83%
Gold production (ounces)	**44,500**	29,200	**162,600**	122,500
Gold price (U.S.$/ounce)	**U.S.$292**	U.S.$296	**U.S.$296**	U.S.$307
Cash costs (per ounce/gold)	**U.S.$235**	U.S.$294	**U.S.$232**	U.S.$263
Total costs (per ounce/gold)	**U.S.$255**	U.S.$313	**U.S.$252**	U.S.$279

Operational improvements implemented during the past year resulted in mill throughput in the quarter averaging 15,600 tonnes per day compared to 13,900 tonnes per day for the fourth quarter of 2000. For the full year mill throughput averaged just over 15,000 tonnes per day. Gold grades in 2001 were significantly higher in comparison to 2000 and, when combined with the higher throughput, resulted in a 52 per cent increase in gold production in the fourth quarter and a 33 per cent increase for the full year.

Unit cash costs dropped in both the fourth quarter and the year, compared to the previous year, as a result of higher production. The gold prices realized include the hedge program in place, which contributed $0.7 million in the quarter and $4.8 million for the full year.

Ok Tedi

(100 per cent of production)		Fourth Quarter		Year Ended	
		2001	2000	**2001**	2000
Ore milled (000's of tonnes)		**6,100**	8,300	**30,500**	29,300
Grades:	Copper	**1.0%**	0.9%	**0.9%**	0.9%
	Gold (grams per tonne)	**0.9**	0.8	**0.8**	0.9
Recoveries:	Copper	**74%**	75%	**74%**	76%
	Gold	**57%**	63%	**59%**	62%
Production:	Copper (tonnes)	**45,300**	55,900	**203,800**	203,100
	Gold (ounces)	**100,700**	130,300	**454,700**	534,000
Metal prices:	Copper (U.S.$/lb)	**U.S.$0.63**	U.S.$0.79	**U.S.$0.67**	U.S.$0.80
	Gold (U.S.$/ounce)	**U.S.$271**	U.S.$289	**U.S.$265**	U.S.$287
Cash costs	(per pound/copper)	**U.S.$0.52**	U.S.$0.48	**U.S.$0.51**	U.S.$0.48
Total costs	(per pound/copper)	**U.S.$0.74**	U.S.$0.66	**U.S.$0.68**	U.S.$0.67

For the fourth quarter throughput and production levels were lower due to unscheduled maintenance. Metal fatigue in one of Ok Tedi's two SAG mills resulted in low mill availability during the quarter. Ok Tedi will undergo a rebuild of the SAG mill later in 2002. Until that time, mill throughput could be negatively impacted. For the year ended December 31, 2001, Ok Tedi exceeded the mill throughput levels achieved in 2000 by four per cent as a result of milling softer ores.

Unit cash costs have increased from the prior year mainly due to reduced by-product credits. A dividend of $8 million was received in the year. Ok Tedi has recorded financial accounting losses in the year and therefore the dividend was applied to reduce Inmet's investment in Ok Tedi.

In December, the parliament of Papua New Guinea ("PNG") approved the terms of BHP Billiton's exit arrangements from Ok Tedi. The transfer of BHP Billiton's 52 per cent interest in Ok Tedi to PNG Sustainable Development Program Company ("SDPCo") is expected to be completed shortly. SDPCo is independent of the government of PNG and BHP Billiton with a mandate to fund development in PNG, particularly after the Ok Tedi ore reserves have been exhausted. Mine continuation agreements ("MCAs") between Ok Tedi and the landowners affected by the Ok Tedi operation, reflecting the landowners' support for these arrangements and the continued operation of Ok Tedi, have been executed. Under the MCAs, Ok Tedi has agreed to pay kina 180 million (U.S.$47 million) to the landowners over the life of the mine.

LIQUIDITY AND FINANCIAL CONDITION

Consolidated cash and short-term investments at December 31, 2001 were $64 million. A summary of consolidated sources and uses of cash and short-term investments for the three months and the year is as follows:

(in millions)	Fourth Quarter		Year Ended	
	2001	2000	**2001**	2000
Cash provided by (used in) operating activities:				
Çayeli	**$0.1**	$2.8	**$3.6**	$15.4
Troilus	**5.6**	0.9	**17.4**	10.0
Ok Tedi	**-**	-	**8.0**	-
Corporate development and exploration	**(1.7)**	(2.8)	**(4.9)**	(9.6)
General and administration	**(1.3)**	(2.6)	**(4.5)**	(6.9)
Reclamation	**(1.5)**	(2.5)	**(3.3)**	(12.2)
Other	**3.2**	4.7	**1.2**	4.7
Working capital	**(0.9)**	2.8	**(10.4)**	13.1
	3.5	3.3	**7.1**	14.5
Capital expenditures	**(2.4)**	(2.2)	**(8.1)**	(6.8)
Capitalized stripping	**(0.1)**	(1.8)	**(0.9)**	(12.0)
Long-term stockpile	**(0.5)**	-	**(2.9)**	-
Share buyback	**-**	(2.3)	**(2.3)**	(3.9)
Debt repayment	**(1.3)**	(1.2)	**(5.0)**	(8.3)
Other	**(2.2)**	(0.1)	**(1.3)**	0.3
Decrease in cash and short term investments	**$(3.0)**	$(4.3)	**$(13.4)**	$(16.2)

For the quarter ended December 31, 2001 operating cash flows were $3.5 million compared to $3.3 million for the same period in 2000. High sales volumes at Troilus and reduced spending on corporate development and exploration, reclamation costs and general and administration offset the impact of the significant decline in metal prices. In addition, in the fourth quarter, $5.6 million was received in connection with an outstanding sales tax receivable from Antamina, a portion of which was also included in earnings.

For the year ended December 31, 2001, operating cash flows decreased mainly due to the impact of lower metal prices. The planned reduction in spending on general and administration, corporate development and reclamation in 2001 partially offset the effects of much lower metal prices. During the year, there also was a build-up in receivables at Çayeli and Troilus due to higher production and the timing of shipments.

Capital expenditures decreased $10 million in 2001 compared to 2000 due to reduced capitalized stripping costs at Troilus. Stripping costs incurred above the life-of-mine average strip ratio in 2001 were $1 million, compared to $12 million spent in 2000. Major capital purchases at Troilus in 2001 included the purchase of an additional haulage truck, equipment replacements and a lift of the tailings dam. In addition, lower grade ore, totalling $3 million, was mined and stockpiled at Troilus to be processed at the end of the mine life. At Çayeli, Inmet's share of capital expenditures was $4 million for the year, of which $1.4 million was spent on the construction of the new tailings pipeline which began in the fourth quarter of 2001.

Scheduled debt repayments were lower in 2001, which reflects the reduced level of debt outstanding at Çayeli.

In 2001, Inmet incurred $2.3 million in acquisition-related costs in connection with the agreement to acquire 100 per cent of Pyhäsalmi.

Inmet repurchased a total of 1.1 million common shares during 2001 at a cost of $2 million and in 2000, Inmet repurchased 1.9 million common shares at a cost of $4 million. At December 31, 2001 and February 5, 2002, Inmet has 35,275,600 shares outstanding.

Risk Management

Inmet enters into hedge transactions from time to time to mitigate the impact of fluctuations in metal prices and currency. Inmet's corporate hedge position, in relation to the Troilus operation, as at December 31 is as follows:

	Hedge Volume	Average Price
Gold		
2002 forward sales	72,000 ounces	U.S.$321 per ounce
2002 bought call options	6,000 ounces	U.S.$325 per ounce
2003-05 forward sales	157,000 ounces	U.S.$319 per ounce
U.S.$		
2002 bought put options	$18 million	$1.5033
2002 sold call options	$18 million	$1.5933
2003-05 bought put options	$46.5 million	$1.5033
2003-05 sold call options	$46.5 million	$1.5933

In the fourth quarter, 40 per cent of Troilus' production was hedged and for the year, 45 per cent was hedged. As at December 31, 2001, the unrealized gain on the gold hedges was $11 million and the unrealized loss on the currency hedges was $1 million.

Inmet's earnings and cash flows are highly leveraged to changes in metal prices, in particular, copper prices. For 2001, a U.S.$0.10 per pound change in the copper price would have resulted in approximately a $11 million ($0.31 per share) change in after-tax cash flows.

RECENT EVENTS

On January 15, 2002, Inmet received judgment from the British Columbia Supreme Court, in connection with Inmet's litigation against Homestake Canada, Inc. The judgement affirms Inmet's position that Homestake wrongfully repudiated its agreement to purchase the Troilus mine in 1997 and awarded Inmet damages in lieu of specific performance in the amount of $88.2 million. Barrick Gold Corporation, which acquired Homestake in December 2001, has indicated that it is reviewing the judgment in relation to pursuing an appeal. On January 31, 2002, Barrick announced that it would, in the interim, record a pre-tax provision of U.S.$59 million in the fourth quarter of 2001. None of the amount of the judgment has been included in Inmet's

earnings. However, in 2001, all costs incurred in regard to the Troilus litigation, which for the year were $3.1 million, have been expensed. Inmet has sufficient capital losses to offset any taxes that might otherwise be payable on receipt of the judgment.

On December 19, 2001, Inmet entered into an agreement with Outokumpu Oyj to purchase Pyhäsalmi, a copper and zinc mine in Finland, and to cooperate in the area of mining and mineral processing technology, smelting and refining and the development of future mining projects. The transaction is expected to close in the first quarter of 2002.

On December 13, 2001, Inmet entered into an agreement to purchase an additional six per cent interest in Çayeli. The additional six per cent purchase will increase Inmet's ownership in Çayeli to 55 per cent. Closing of the transaction is expected to occur in the first quarter of 2002.

Inmet

Inmet is a Canadian based international mining company. Inmet's mining operations produce copper, zinc and gold, and Inmet's growth strategy is focused on finding quality base metal reserves. Inmet's current operating base consists of three competitive mining operations: Çayeli, Troilus and Ok Tedi.

- 30 -

For further information, please contact:
Richard Ross
President and Chief Executive Officer
(1) 416-860-3974

FOURTH QUARTER CONFERENCE CALL

Please listen in to Inmet's fourth quarter conference call at 10:30 a.m. (ET) on Wednesday, February 6, 2002 at www.newswire.ca/webcast for the live audio simulcast.

Visit our website: www.inmetmining.com

CAUTIONARY STATEMENT

Some of the disclosures included in this press release represent forward-looking information. Such statements are subject to inherent risks and uncertainties as they are based on assumptions and estimates related to future economic and market conditions. While the reasonableness of these assumptions is reviewed regularly by management, unusual or unanticipated events could cause actual results to differ materially from those stated in the forward-looking information.

INMET MINING CORPORATION
CONSOLIDATED PRODUCTION AND UNIT COSTS

	Three Months Ended December 31		Year Ended December 31	
	2001	2000	**2001**	2000
PRODUCTION (Inmet's share)				
COPPER (tonnes)				
Ok Tedi	**8,200**	10,100	**36,700**	36,600
Çayeli	**5,000**	4,300	**16,200**	18,300
Troilus	**1,900**	1,400	**7,800**	4,800
	15,100	15,800	**60,700**	59,700
GOLD (ounces)				
Troilus	**44,500**	29,200	**162,600**	122,500
Ok Tedi	**18,100**	23,400	**81,800**	96,100
	62,600	52,600	**244,400**	218,600
ZINC (tonnes)				
Çayeli	**4,000**	2,600	**12,400**	12,700
UNIT COSTS				
Çayeli (U.S.$ per pound of copper)				
Direct cash costs	**$0.35**	$0.28	**$0.32**	$0.32
Copper processing charges and freight	**0.28**	0.26	**0.27**	0.27
Net metal credits	**(0.10)**	(0.10)	**(0.12)**	(0.16)
Cash cost	**0.53**	0.44	**0.47**	0.43
Amortization and other non cash costs	**0.03**	0.06	**0.04**	0.05
Total cost	**$0.56**	$0.50	**$0.51**	$0.48
Troilus (U.S.$ per ounce of gold)				
Direct cash costs	**$246**	$376	**$256**	$360
Amortization (capitalization) of stripping costs	**9**	(40)	**-**	(66)
Processing charges and freight	**48**	48	**52**	47
Metal credits	**(68)**	(90)	**(76)**	(78)
Cash cost	**235**	294	**232**	263
Amortization and other non cash costs	**20**	19	**20**	16
Total cost	**$255**	$313	**$252**	$279
Ok Tedi (U.S.$ per pound of copper)				
Direct cash costs	**$0.58**	$0.55	**$0.57**	$0.59
Processing charges and freight	**0.22**	0.24	**0.22**	0.24
Metal credits	**(0.28)**	(0.31)	**(0.28)**	(0.35)
Cash cost	**0.52**	0.48	**0.51**	0.48
Amortization and other non cash costs [(1)]	**0.22**	0.18	**0.17**	0.19
Total cost	**$0.74**	$0.66	**$0.68**	$0.67

[(1)] Calculated based on Ok Tedi Mining Limited's carrying value of capital assets.

INMET MINING CORPORATION
CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars)	December 31 2001	Restated December 31 2000 (note 2)
ASSETS		
Current assets:		
Cash and short-term investments	**$63,871**	$77,259
Accounts receivable (note 2)	**42,273**	30,176
Inventories (note 2)	**20,071**	16,999
Future income tax asset	**4,542**	2,831
	130,757	127,265
Investments	**72,845**	80,812
Capital assets	**88,508**	85,787
Future income tax asset	**4,366**	8,536
Other assets	**13,209**	12,026
	$309,685	$314,426
LIABILITIES		
Current liabilities:		
Accounts payable and accrued liabilities	**$26,130**	$26,047
Current portion of long-term debt	**5,158**	4,799
Reclamation liabilities	**4,000**	4,700
	35,288	35,546
Long-term debt	**16,981**	21,700
Reclamation liabilities	**36,397**	52,018
Other liabilities (note 2)	**8,664**	9,979
SHAREHOLDERS' EQUITY		
Convertible debentures	**37,413**	33,959
Share capital	**215,678**	222,568
Contributed surplus	**66,999**	62,368
Deficit (note 2)	**(109,800)**	(125,228)
Foreign currency translation account	**2,065**	1,516
	212,355	195,183
	$309,685	$314,426

(see accompanying notes)

INMET MINING CORPORATION
SEGMENTED BALANCE SHEETS
(thousands of Canadian dollars)

As at December 31, 2001

	OPERATIONS AND DEVELOPMENT					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [(1)]	TOTAL	CORPORATE	TOTAL 2001
ASSETS						
Cash and short-term investments	$4,343	-	$163	$4,506	$59,365	$63,871
Other current assets	14,692	39,154	117	53,963	12,923	66,886
Investments	-	-	-	-	72,845	72,845
Capital assets	17,475	28,255	42,089	87,819	689	88,508
Other assets	309	2,908	-	3,217	14,358	17,575
TOTAL ASSETS	$36,819	$70,317	$42,369	$149,505	$160,180	$309,685
LIABILITIES						
Current liabilities	$10,926	$12,706	$4,000	$27,632	$7,656	$35,288
Long-term debt	4,917	-	-	4,917	12,064	16,981
Reclamation and other liabilities	562	4,472	36,397	41,431	3,630	45,061
TOTAL LIABILITIES	$16,405	$17,178	$40,397	$73,980	$23,350	$97,330

As at December 31, 2000

	OPERATIONS AND DEVELOPMENT					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [(1)]	TOTAL	CORPORATE	TOTAL 2000
ASSETS						
Cash and short-term investments	$17,880	-	$321	$18,201	$59,058	$77,259
Other current assets	12,310	29,055	143	41,508	8,498	50,006
Investments	-	-	-	-	80,812	80,812
Capital assets	14,744	29,114	41,526	85,384	403	85,787
Other assets	2,748	37	-	2,785	17,777	20,562
TOTAL ASSETS	$47,682	$58,206	$41,990	$147,878	$166,548	$314,426
LIABILITIES						
Current liabilities	$11,023	$9,829	$4,700	$25,552	$9,994	$35,546
Long-term debt	7,715	-	-	7,715	13,985	21,700
Reclamation and other liabilities	715	5,634	52,018	58,367	3,630	61,997
TOTAL LIABILITIES	$19,453	$15,463	$56,718	$91,634	$27,609	$119,243

[(1)] "Other" includes shut down operations and development properties.

INMET MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of Canadian dollars except per share amounts)	Three Months Ended [1] December 31 2001	Three Months Ended [1] December 31 Restated 2000 (note 2)	Year Ended December 31 2001	Year Ended December 31 Restated 2000 (note 2)
Sales (note 2)	**$27,975**	$21,317	**$106,759**	$103,940
Cost of sales (note 2)	**(21,674)**	(17,403)	**(84,584)**	(73,948)
Amortization	**(1,472)**	(1,528)	**(5,904)**	(5,333)
Share of loss in associated company	**-**	-	**-**	(263)
	4,829	2,386	**16,271**	24,396
Corporate development and exploration	**(1,693)**	(2,823)	**(4,904)**	(9,635)
General and administration	**(1,300)**	(2,646)	**(4,485)**	(6,919)
Investment and other income	**4,922**	5,433	**4,778**	10,281
Interest expense	**(795)**	(787)	**(3,059)**	(3,795)
Capital tax expense	**203**	(214)	**(205)**	(856)
Income tax expense	**(1,217)**	(161)	**(4,514)**	(5,035)
Reduction in provision for reclamation costs	**15,000**	-	**15,000**	-
Net income	**$19,949**	$1,188	**$18,882**	$8,437
Accretion on equity component of convertible debentures	**($900)**	($828)	**($3,454)**	($3,177)
Basic and diluted net income per share (note 3)	**$0.54**	$0.01	**$0.44**	$0.14
Weighted average shares outstanding (000's)	**35,276**	36,903	**35,326**	37,825

(see accompanying notes)

[1] Unaudited

INMET MINING CORPORATION
SEGMENTED STATEMENTS OF OPERATIONS

(thousands of Canadian dollars)

For the year ended December 31, 2001

	OPERATIONS					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [1]	TOTAL	CORPORATE	TOTAL 2001
Sales	$28,402	$78,357	-	$106,759	-	$106,759
Cost of sales	(19,996)	(64,588)	-	(84,584)	-	(84,584)
Amortization	(1,795)	(4,109)	-	(5,904)	-	(5,904)
	6,611	9,660	-	16,271	-	16,271
Corporate development and exploration	-	-	-	-	(4,904)	(4,904)
General and administration	-	-	-	-	(4,485)	(4,485)
Investment and other income	-	-	-	-	4,778	4,778
Interest expense	(685)	-	(925)	(1,610)	(1,449)	(3,059)
Capital tax expense	-	-	-	-	(205)	(205)
Income tax recovery (expense)	(5,272)	-	-	(5,272)	758	(4,514)
Reduction in provision for reclamation costs	-	-	15,000	15,000	-	15,000
Net income (loss)	$654	$9,660	$14,075	$24,389	($5,507)	$18,882

For the year ended December 31, 2000

	OPERATIONS					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [1]	TOTAL	CORPORATE	TOTAL 2000
Sales	$41,743	$62,197	-	$103,940	-	$103,940
Cost of sales	(20,801)	(53,147)	-	(73,948)	-	(73,948)
Amortization	(2,469)	(2,864)	-	(5,333)	-	(5,333)
Share of loss in associated company	-	-	-	-	(263)	(263)
	18,473	6,186	-	24,659	(263)	24,396
Corporate development and exploration	-	-	-	-	(9,635)	(9,635)
General and administration	-	-	-	-	(6,919)	(6,919)
Investment and other income	802	-	-	802	9,479	10,281
Interest expense	(1,198)	-	(973)	(2,171)	(1,624)	(3,795)
Capital tax expense	-	-	-	-	(856)	(856)
Income tax recovery (expense)	(6,161)	-	-	(6,161)	1,126	(5,035)
Net income (loss)	$11,916	$6,186	($973)	$17,129	($8,692)	$8,437

[1] "Other" includes shut down operations.

INMET MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of Canadian dollars)	Three Months Ended (1) December 31 2001	Three Months Ended (1) December 31 Restated 2000 (note 2)	Year Ended December 31 2001	Year Ended December 31 Restated 2000 (note 2)
Cash provided by (used in) operating activities (2)				
Net income	**$19,949**	$1,188	**$18,882**	$8,437
Add (deduct):				
Share of loss in associated company	**-**	-	**-**	263
Amortization	**1,472**	1,528	**5,904**	5,333
Future income tax	**(498)**	(225)	**334**	12
Reduction in provision for reclamation costs	**(15,000)**	-	**(15,000)**	-
Other	**(51)**	470	**2,719**	(401)
Distributions in excess of earnings from Ok Tedi	**-**	-	**7,967**	-
Net change in non-cash working capital	**(863)**	2,787	**(10,381)**	13,090
	5,009	5,748	**10,425**	26,734
Reclamation costs, net of related asset sales	**(1,508)**	(2,485)	**(3,304)**	(12,225)
	3,501	3,263	**7,121**	14,509
Cash provided by (used in) investing activities				
Capital assets	**(2,486)**	(3,934)	**(9,042)**	(18,773)
Long-term stockpile	**(463)**	-	**(2,908)**	-
Acquisitions and dispositions	**(2,256)**	-	**(1,331)**	345
Short-term investments	**(5,317)**	16,651	**4,925**	52
	(10,522)	12,717	**(8,356)**	(18,376)
Cash used in financing activities				
Share buyback	**-**	(2,335)	**(2,270)**	(3,938)
Long-term debt repayment	**(1,257)**	(1,259)	**(4,958)**	(8,342)
	(1,257)	(3,594)	**(7,228)**	(12,280)
Decrease in cash and cash equivalents	**(8,278)**	12,386	**(8,463)**	(16,147)
Cash and cash equivalents:				
Beginning of period	**32,320**	20,119	**32,505**	48,652
End of period	**24,042**	32,505	**24,042**	32,505
Short-term investments	**39,829**	44,754	**39,829**	44,754
Cash and short-term investments	**$63,871**	$77,259	**$63,871**	$77,259

(see accompanying notes)

(1) Unaudited

(2) Cash used in operations includes the following payments:

Interest	**$2,060**	$2,004	**$4,858**	$5,402
Taxes	**$759**	$453	**$5,002**	$1,139

INMET MINING CORPORATION
SEGMENTED STATEMENTS OF CASH FLOWS
(thousands of Canadian dollars)

For the year ended December 31, 2001

	OPERATIONS AND DEVELOPMENT					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [1]	TOTAL	CORPORATE	TOTAL 2001
Cash provided by (used in):						
Operating activities						
Before net change in working capital	$3,604	$17,394	($4,229)	$16,769	$733	$17,502
Net change in working capital	(3,295)	(9,502)	-	(12,797)	2,416	(10,381)
	309	7,892	(4,229)	3,972	3,149	7,121
Investing activities	(3,559)	(7,210)	(562)	(11,331)	2,975	(8,356)
Financing activities	(3,204)	-	-	(3,204)	(4,024)	(7,228)
Intercompany/divisional funding (distributions)	(7,083)	(682)	4,633	(3,132)	3,132	-
Increase (decrease) in cash and cash equivalents	(13,537)	-	(158)	(13,695)	5,232	(8,463)
Cash and cash equivalents:						
Beginning of period	17,880	-	321	18,201	14,304	32,505
End of period	4,343	-	163	4,506	19,536	24,042
Short-term investments	-	-	-	-	39,829	39,829
Cash and short-term investments	$4,343	$ -	$163	$4,506	$59,365	$63,871

For the year ended December 31, 2000

	OPERATIONS AND DEVELOPMENT					
	CAYELI (Turkey)	TROILUS (Canada)	OTHER [1]	TOTAL	CORPORATE	TOTAL 2000
Cash provided by (used in):						
Operating activities						
Before net change in working capital	$15,408	$10,006	($13,198)	$12,216	($10,797)	$1,419
Net change in working capital	5,094	5,327	-	10,421	2,669	13,090
	20,502	15,333	(13,198)	22,637	(8,128)	14,509
Investing activities	(3,566)	(14,999)	-	(18,565)	189	(18,376)
Financing activities	(6,744)	-	-	(6,744)	(5,536)	(12,280)
Intercompany/divisional funding (distributions)	(800)	(334)	12,678	11,544	(11,544)	-
Increase (decrease) in cash and cash equivalents	9,392	-	(520)	8,872	(25,019)	(16,147)
Cash and cash equivalents:						
Beginning of period	8,488	-	841	9,329	39,323	48,652
End of period	17,880	-	321	18,201	14,304	32,505
Short-term investments	-	-	-	-	44,754	44,754
Cash and short-term investments	$17,880	$ -	$321	$18,201	$59,058	$77,259

[1] "Other" includes development properties and shut down operations.

INMET MINING CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT

(thousands of Canadian dollars)	Three Months Ended [1] December 31 2001	Three Months Ended [1] December 31 2000	Year Ended December 31 2001	Year Ended December 31 2000
Deficit, beginning of period				
As previously reported	**($124,758)**	($122,558)	**($121,492)**	($128,080)
Prior year's adjustment to reflect change in				
Revenue recognition policy (note 2)	**(4,091)**	(2,119)	**(2,541)**	(2,408)
Accounting for hedge contracts (note 2)	**-**	(911)	**(1,195)**	-
As restated	**(128,849)**	(125,588)	**(125,228)**	(130,488)
Net income	**19,949**	1,188	**18,882**	8,437
Accretion on equity component of convertible debentures	**(900)**	(828)	**(3,454)**	(3,177)
Deficit, end of period	**($109,800)**	($125,228)	**($109,800)**	($125,228)

(see accompanying notes)

(1) Unaudited

INMET MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except for the changes, as described in notes 2 and 3. The interim consolidated financial statements should be read in conjunction with Inmet's annual consolidated financial statements included in its 2000 Annual Report.

2. Revenue Recognition

Effective October 1, 2001, Inmet changed its method of recognizing revenue. Revenue is now recognized when title passes to the customer, in accordance with evolving practice. The financial impact of this accounting change has been retroactively applied to previous year financial periods. Prior to this change revenue was recognized at the time of production. The effect of the change resulted in a decrease of 2000 net income of $0.1 million ($0.00 per share) and a reduction to 2000 opening retained earnings of $2.4 million. The effect of the change on the nine months ended September 30, 2001 was a decrease in net income of $1.6 million ($0.04 per share).

Effective January 1, 2001, Inmet changed its method of accounting for its gold forward sales contracts. This change has been applied retroactively to January 1, 2000. Revenue is recognized as designated production is delivered to meet the contracted commitment at the average gold price realized over the term of the contract. Realized gains in excess of recognized gains are included in deferred revenue. Prior to the change, revenue was recognized based on the contract price for the specific settlement date.

The effect of the change on the year ended December 31, 2000 was to decrease earnings by $1.2 million ($0.03 per share). In addition, the December 31, 2000 balance sheet was adjusted to record deferred revenue of $0.9 million and to reduce accounts receivable by $0.3 million. The effect of the change for the three months ended December 31, 2000 was to decrease earnings by $0.3 million ($0.01 per share).

3. Earnings Per Share

Inmet has retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the calculation of earnings per share. The main difference relates to the treatment of stock options in calculating diluted net income per share. For the three months and year ending December 31, 2001 and 2000, the effect of including the convertible debentures and the stock options separately are not dilutive to earnings per share.

4. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the 2001 presentation.